Oppenheimer Holdings Inc.
125 Broad Street
New York, New York 10004
July 8, 2011
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549
Attn: Michael McTiernan

Re:	Oppenheimer Holdings Inc. Registration Statement on Form S-4 File No. 333-174932
Ladies and Gentlemen:
Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Oppenheimer Holdings Inc., a Delaware corporation (the “Issuer”), E.A. Viner International Co., a Delaware corporation, and Viner Finance Inc., a Delaware corporation (the “Subsidiary Guarantors” and, together with the Issuer, the “Registrants”), respectfully request that the effective date of the Registration Statement on Form S-4 (File No. 333-174932), filed by the Registrants on June 16, 2011, be accelerated by the Securities and Exchange Commission (the “Commission”) to 12:00 p.m. (noon) Eastern Standard Time, on July 12, 2011, or as soon thereafter as practicable.
The Registrants hereby acknowledge:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Registrants respectfully request that they be notified of such effectiveness by a telephone call to Richard Aftanas of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-4112 and that such effectiveness also be confirmed in writing.

Very truly yours, OPPENHEIMER HOLDINGS INC.
By:	/s/ Albert G. Lowenthal
	Name:	Albert G. Lowenthal
	Title:	Chairman, Chief Executive Officer and Director

cc:	Richard B. Aftanas, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036